EXHIBIT A TO FORM U-3A-2

THE CATALYST GROUP, INC. & SUBSIDIARIES
DECEMBER 31, 1997
ANNUAL FINANCIAL STATEMENTS

(UNAUDITED)


THE CATALYST GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

Unaudited
	                                 	December 31, 	December 31,
                                      1996         1997

ASSETS
 Cash and cash equivalents                $ 2,884   	$ 3,271
	CORHLP management fee receivable           4,996    		3,656
	Investments                              152,448		  140,111
	UTC escrow reserve                         6,500     	6,861
	Note receivable - Carena                  25,800		   25,800
	Other assets                                 822	     2,947
	                                       ---------  ---------
 Total assets                           $ 193,450		$ 182,646


LIABILITIES AND STOCKHOLDERS' EQUITY

Note to Springerville OP's              $      -      $1,267
Note payable -Trigen                          400        -
Note payable - Great Lakes Power              772        728
Senior note pay-Trilon International       16,254     15,581
Junior note pay-First Toronto Equities    116,075    105,417
Accounts payable and accrued expenses       2,315      2,463
Deferred income taxes                       7,913      3,509
                                        ---------   ---------
Total liabilities                         143,729    128,965
Senior Participating Preferred Stock
$.01 PV; 500,000 shares authorized,
134,000 issued and outstanding                  1          1
Junior Participating Preferred Stock
$.01 PV; 500,000 shares authorized,
65,000 issued and outstanding                   1          1
Common Stock-$.01 PV;
100,000 sharesauthorized,issued and outstanding            1
1Additional paid-in capital               199,997    199,997
Accumulated deficiency                   (150,279)  (146,319)
Total stockholders'equity                  49,721     53,681
Total liabilities and                  ----------  ----------
stockholders'equity                     $ 193,450  $ 182,646

THE CATALYST GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,1997

(In thousands)
	Operating revenues:
	------------------
 Equity interest in operating results of CORHLP  		    $12,474
	Management fee income                                   1,731
	Total operating revenue                                14,205

	Operating expenses:
 -------------------
	General and administrative                              7,819
	                                                       ------
 Total operating expenses                                7,819
	                                                       ------
 Operating Income                                        6,386

 Other income (expense):
	-----------------------
 Interest and dividend income                            2,159
	Interest expense                                      (12,136)
	Investment income (expense)                            (1,338)
	                                                     ---------
 Other, net                                               (425)
                                                      ---------
	Loss before income taxes                               (5,354)
	Income tax benefit                                     (1,394)
                                                      ---------
	Net loss                                             $ (3,960)



THE CATALYST GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,1997
                                        (In thousands)
	                                          Unaudited
Cash flows provided by (used in)
operating and investing activities:
	Net loss                                    		(3,960)

Changes in operating and investing
 assets and liabilities:
 Management fee receivable 	             				 (1,340)
	Investments 				                         			(12,337)
	UTC escrow reserve 			                       			361
	Other assets 					                         		 2,125
	Note to Springerville OP's - Due 12-31-97  		(1,267)
	Note to Trigen                                 	400
	Note payable - Great Lakes Power                	44
	Senior note payable - Trilon International     	673
	Junior note payable - First Toronto Equities	10,658
	Accounts payable and accrued expenses        		(148)
	Deferred income taxes                       		4,404
 Net cash used in operating
 and investing activities                    			(387)
	Net decrease in cash and cash equivalents    		(387)
	Cash and cash equivalents at beginning
  of year 			                           				  		3,271
Cash and cash equivalents at end of year    			$2,884

Supplemental disclosure of cash flow information:

Cash paid during the year for:

	Income taxes (paid by Century)          			$548
	Interest (net of amounts capitalized)	   		$ 67

THE CATALYST GROUP, INC. & SUBSIDIARIES
DECEMBER 31, 1997
CONSOLIDATING BALANCE SHEET
ASSETS
(in thousand)
                       The Catalyst	    Century	   CVHC/
				                   Group, Inc.		     Power		   CVC	    CVAC
ASSETS
Current Assets:
Cash  			               	$	1,458	      	1,332	      	94
Invested Cash
Investments			        		             	134,298
Accounts Receivable		                     	84	      	18
Interest Receivable
Management Fee Receivable     	                			4,996
Affiliate Receivable	       	430
Related Parties		              0
Other			                     		2	        	145
Prepaid expenses/other        	0
Total current assets       1,890 	   	135,859   		5,108       		0
Plant, Property and
	Equipment net	       	 	     71
Note receivable		         	2,510  	               		721
UTC Escrow Account	       	6,500
Notes receivable - Carena             	25,800
Other assets
Receivable from Century 		14,635
Investments in subs      143,354		  	          	148,523   	143,760
Investments		              		720
Deferred Tax Benefit		                  		100
Intercompany accounts	        	1
Total assets         		$	169,681     	161,759	  154,352   	143,760

THE CATALYST GROUP, INC. & SUBSIDIARIES
DECEMBER 31, 1997
CONSOLIDATING BALANCE SHEET CONTINUED
ASSETS
(in thousand)

                         	 Total      	Elimination Entries
                          Combined      Debit    Credit        Total
ASSETS
Current Assets:
Cash			                   	$	2,884
Invested Cash                 			0
Investments			            	134,298                133,593         705
Accounts Receivable	           102                     84          18
Interest Receivable		            0                                  0
Management Fee Receivable   	4,996                              4,996
Affiliate Receivable	         	430                    430           0
Related Parties               			0                                  0
Other				                     	147                    145           2
Prepaid expenses/other           0                                  0
                           -------      -------  --------     -------
Total current assets		     142,850            0   134,252       8,605
Plant, Property and
 Equipment net                  71                                 71
Receivables from settlements    	0                                  0
Note receivable		          	 3,231                              3,231
UTC Escrow Account	         	6,500                              6,500
Notes receivable - Carena  	25,800		                          	25,800
Other assets		                  	0                                  0
Receivable from Century	   	14,635                 14,635           0
Investments in subs        435,637                287,114     148,523
Investments			                	720                                720
Deferred Tax Benefit	         	100                    100           0
Intercompany accounts	          	1                      1           0
                          --------      -------   --------   --------
Total assets	           		$629,552	           0  $436,102    $193,450


THE CATALYST GROUP, INC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET CONTINUED
LIABILITIES AND EQUITY
                         The Catalyst   Century    CVHC/
                         Group,Inc       Power     CVC        CVAC

LIABILITIES & STOCKHOLDERS'
 EQUITY
Current Liabilities:
Accounts payable           $17,920       	266
Management Fee payable						                      	1,600
Related party payables		      	387	                			44
                           -------     ------      ------     ------
Total current liabilities		 18,307       	266     	1,644          	0
Intercompany payables        6,500   		14,635
Deferred income taxes						                      	11,493
Income Taxes payable		      	1,701		                 		0
Other liabilities			          	449
Long term debt			         	115,581
                          --------     ------     ------      ------
Total liabilities	      			142,538    	14,901    	13,137           0

Shareholders' equity
Common stock		               		999
Senior Preferred Stock		        	1	               			134
Junior Preferred Stock		        	1
Additional paid in capital	198,999    186,153     132,894   	143,760
Accum deficiency			      	(172,857)  	(39,295)     	8,187
Total sharholders'       ---------   --------     -------    -------
equity                     	27,143   	146,858    	141,215    143,760
Total liabilities &      ---------   --------     -------    -------
shareholders'	equity 			 	$169,681    161,759    	154,352    143,760


THE CATALYST GROUP, INC. & SUBSIDIARIES
DECEMBER 31, 1997
CONSOLIDATING BALANCE SHEET CONTINUED
LIABILITIES AND EQUITY
(in thousand)
                          Total       Consolidating Entries
                          Combined     Debit       Credit      Total

LIABILITIES & STOCKHOLDERS'
 EQUITY
Current Liabilities:
Accounts payable           $18,186		                          $18,186
Management Fee payable   				1,600		                            1,600
Related party payables			     	431	      	431                       0
                           -------     ------		    ------     -------
Total current liabilities			20,217	       431        		0       19,786
Intercompany payables       21,135    	21,135	                      0
Deferred income taxes			   	11,493     	5,017	                  6,476
Income Taxes payable			     	1,701	      	264		                 1,437
Other liabilities				         	449                                449
Long term debt			        		115,581                            115,581
                           -------     ------      ------     -------
Total liabilities				     	170,576     26,847           0     143,729

Shareholders' equity
Common stock			              		999                      1       1,000
Senior Preferred Stock			     	135	      	134		   133,999     134,000
Junior Preferred Stock			       	1                 64,999      65,000
Additional paid in capital	661,806   	661,806                       0
Accum deficiency					     (203,965)      	329		    54,015    (150,279)
Total shareholders'       --------    -------     -------    --------
equity                  			458,976   	662,269     253,014      49,721
Total liabilities &       --------    -------     -------    --------
shareholders' equity	      629,552   	689,116     253,014     193,450


THE CATALYST GROUP INC. AND SUBSIDIARIES
DECEMBER 31, 1997
CONSOLIDATING INCOME STATEMENT
(in thousand)

                    					Catalyst    	Century      	CVHC/
				                    	Group, Inc.   Power	       	CVC        		CVAC

Equity interest in Catalyst      0           0           0           0
Old River Hydroelectric	                        		 	12,474
Management Fee payable  				                       		1,73
                           -------      -------    -------     -------
Total operating revenue	        	0	         	0    		14,205          	0
Operating expenses:
General and administrative    	397	       	397     		6,696
                           --------     -------    -------     -------
Operating income (loss)     		(397)     		(397)    		7,509         		0

Other income (deductions):
Interest and dividend income  	364      	1,730	        	65
Interest expense		        	(12,069)       	(67)
Other income/expenses		       (400)		     (137)      		112
Investment income/(loss)	       62	    	(1,400)
Income (loss) before income
 taxes,& minority int     	(12,440)      	(271)    		7,686           0
Provision for taxes            548	     	3,075	         	0
                           -------      ------     -------     -------
Net income (loss)		       	(12,440)	      (819)   	$	4,611	        $	0

THE CATALYST GROUP, INC. & SUBSIDIARIES
DECEMBER 31, 1997
CONSOLIDATING INCOME STATEMENT CONTINUED
(in thousand)
                       						Total
                           Combined      Debit      Credit      Total
Equity interest in Catalyst
Old River Hydroelectric     12,474                            $12,474
Management Fee payable		    	1,731                              1,731
                           -------     -------     -------    -------
Total operating revenue		  	14,205                             14,205
Operating expenses:
General and administrative	 	7,490	       	329                  7,819
                           -------     -------     -------    -------
Operating income (loss)			   6,715	      	(329)                 6,386

Other income (deductions):
Interest and dividend income	2,159                              2,159
Interest expense				       (12,136)                           (12,136)
Other income/expenses		      	(425)                              (425)
Investment income/(loss)  		(1,338)                            (1,338)
Income (loss) before taxes -------     -------     -------     -------
 & minority interest	       (5,025)      	(329)          0     (5,354)
Provision for taxes	        	3,623		                 5,017     (1,394)
                           -------     -------     -------     -------
Net income (loss)		      	$	(8,648)     	$(329)     (5,017)    (3,960)


STOCKHOLDERS EQUITY ROLLFORWARDS
CONSOLIDATED:

CONSOLIDATED
Shareholder Equity Consolidated 1/1/97       		53,681
Current year Earnings (consolid basis)	       	(3,960)
                                              --------
Shareholder Equity End of Period	            		49,721


THE CATALYST GROUP, INC.
Shareholder Equity 1/1/97	                  			40,331
Prior period adjustment                        		(748)
Current year Earnings		                    			(12,440)
                                              --------
Shareholder Equity End of Period	            		27,143


CENTURY Stand Alone
Shareholder Equity 1/1/97			                 	147,677
Current year activity		                       			(819)
                                              --------
R/E - End of Period			                      		146,858


CVAC Stand Alone
Shareholder Equity 1/1/97		                 		143,760
Current year activity				                          	0
                                              --------
Shareholder Equity End of Period		           	143,780


CVHC/CVC Stand Alone
Shareholder Equity 1/1/97		                 		136,604
Current year earnings		                      			4,611
                                              --------
Shareholder Equity  End of Period		        			141,215
Flux from Balance Sheet					0

THE CATALYST GROUP, INC.
CONSOLIDATING ENTRIES
12/31/97

	Description     			  	Debit	    	Credit

1*	Equity of CVAC		  	143,354
		Investment in CVAC           			143,354
	Eliminate TCG investment in CVAC (9,760 + 133,593)

2*	Equity of Century	 		8,760
	Equity of CVHC		    	134,000
	Equity of CVHC		      	1,000
		Investment in Century (@ cost)    	8,760
		Investment in CVHC - Preferred  	134,000
		Investment in CVHC - Common	      	1,000
	Eliminate CVAC investment in Century and CVHC

3*	Other Liabilities    6,500
   		Related Earnings		             	6,500
	Eliminate UTC escrow liability as adjusted

4*	Income taxes Payable	 	264
	    	Retained Earnings		            		264
	Carryforward of PY entry adjusted for actual balance booked to
Century

5	A/P CEC-Taxes       	14,635
 		A/R Century			                  	14,635
	Eliminate intercompany payable/receivable b/t The Catalyst Group and
	Century

6	A/P - CVHC          				431
  		A/R - TCG			                     		430
	  	Intercompany Accounts               	1
	Eliminate interco receivable and payable b/t CVHC and TCG

7*	Equity of CVHC	   		133,593
  		Additional Paid in Capital	   	133,593
	Eliminate Century investment in CVHC

8*	Senior Preferred Stock 	134
		Addit Pd In Capital	  42,100
		Accum Deficiency			              	42,234
	To adjust capital account to agree with parent company

9*APIC               	198,999
		Common Stock			                       	1
		Senior Preferred			             	133,999
		Junior Preferred			              	64,999
	To change presentation of R/E from par valuation to actual value

10*	Deferred Taxes      5,017
		Tax Provision		                  		5,017
	To have tax provision equal 40% of total consolidated income

11	Bad Debt Expense		    	329
		Century Accounts Receivable         		84
		Century Deposits			                 	100
		Century Other			                    	145
	Reserves against uncollectable assets
No change from prior report.